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07021449

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ATS Andlauer Income Fund

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34967

FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 3/1/07

File No.
82-34967

SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C. 203 SECTION

ARIS
12-31-06

Consolidated Financial Statements of

ATS Andlauer Income Fund

December 31, 2006

Deloitte & Touche LLP
5140 Yonge Street
Suite 1700
Toronto, ON M2N 6L7
Canada

Tel: (416) 601-6150
Fax: (416)-601-6440
www.deloitte.ca

Auditors' Report

To the Unitholders of
ATS Andlauer Income Fund

We have audited the consolidated balance sheets of ATS Andlauer Income Fund as at December 31, 2006 and 2005 and the consolidated statements of income, unitholders' equity and cash flows for the periods then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

February 7, 2007
Chartered Accountants
Toronto, Ontario

ATS ANDLAUER INCOME FUND
Table of Contents
December 31, 2006 and 2005

ATS ANDLAUER INCOME FUND
Consolidated Balance Sheets
December 31, 2006 and 2005
(in thousands of dollars)

	2006	2005
ASSETS		
Current		
Cash and cash equivalents	**$ 265**	$ 264
Accounts receivable	**28,649**	28,182
Prepaid expenses and deposits	**4,170**	1,550
	33,084	29,996
Deferred financing costs	**63**	44
Capital assets (Note 4)	**2,709**	2,455
Intangible assets (Note 5)	**57,950**	64,070
Goodwill	**35,844**	35,844
	$ 129,650	$ 132,409
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 13,655**	$ 14,213
Distributions payable to unitholders (Note 10)	**3,519**	3,872
Distributions payable to non-controlling interest (Note 10)	**874**	962
	18,048	19,047
Long-term debt (Note 6)	**3,349**	3,948
	21,397	22,995
Non-controlling interest (Note 7)	**23,156**	23,360
	44,553	46,355
EQUITY		
Unitholders' equity	**85,097**	86,054
	$ 129,650	$ 132,409

The accompanying notes are an integral component of the consolidated financial statements

Approved by the Trustees:

["signed"] David Matheson, **Trustee**

["signed"] Michael Andlauer, **Trustee**

ATS ANDLAUER INCOME FUND
Consolidated Statements of Income
Periods ended December 31, 2006 and 2005
(in thousands of dollars, except per Unit amounts)

	2006	2005 (Note 3)
Revenue	$ 175,678	$ 51,053
Cost of goods sold	109,464	30,140
	66,214	20,913
Expenses		
Terminal	29,049	7,597
Selling	4,446	1,240
Administration	10,969	2,707
Amortization of capital assets	524	69
Amortization of intangible assets	6,120	1,530
Interest expense, net of interest income	104	20
	51,212	13,163
Income before non-controlling interest	15,002	7,750
Non-controlling interest	2,985	1,542
Net income	$ 12,017	$ 6,208
Basic income per Unit (Note 9)	$ 1.293	$ 0.666
Diluted income per Unit (Note 9)	$ 1.290	$ 0.666

The accompanying notes are an integral component of the consolidated financial statements

ATS ANDLAUER INCOME FUND
Consolidated Statements of Unitholders' Equity
Periods ended December 31, 2006 and 2005
(in thousands of dollars)

	Trust Units	Contributed Surplus	Net Income	Distributions	Total
Opening, August 22, 2005	$ -	$ -	$ -	$ -	$ -
Unit issue proceeds (Note 8)	93,242	-	-	-	93,242
Costs to issue Units (Note 8)	(7,976)	-	-	-	(7,976)
Net income	-	-	6,208	-	6,208
Distributions (Note 10)	-	-	-	(5,420)	(5,420)
Balance, December 31, 2005	85,266	-	6,208	(5,420)	86,054
Net income	-	-	12,017	-	12,017
Distributions (Note 10)	-	-	-	(12,838)	(12,838)
Units acquired for long-term incentive plan	(512)	-	-	-	(512)
Units vested to participants of long-term incentive plan	170	-	-	-	170
Long-term incentive plan expense on unvested Units	-	206	-	-	206
Closing, December 31, 2006	$ 84,924	$ 206	$ 18,225	$ (18,258)	$ 85,097

The accompanying notes are an integral component of the consolidated financial statements

ATS ANDLAUER INCOME FUND
Consolidated Statements of Cash Flows
Periods ended December 31, 2006 and 2005
(in thousands of dollars)

	2006	2005 (Note 3)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES		
Operating activities		
Net income	$ 12,017	$ 6,208
Items not affecting cash		
Amortization	6,685	1,603
Loss on disposal of assets	64	-
Purchase of Units held by Fund for long-term incentive plan	(512)	-
Long-term incentive plan expense	376	-
Non-controlling interest (less than) in excess of distributions paid	(292)	1,158
	18,338	8,969
Net Change in non-cash working capital balances (Note 13)	(3,645)	2,579
	14,693	11,548
Investing activities		
Business acquisition (Note 2)	-	(98,407)
Purchase of capital assets	(986)	(506)
Proceeds on disposal of capital assets	144	11
	(842)	(98,902)
Financing activities		
Net proceeds from the issuance of Units	-	85,266
Proceeds from long-term debt	13,514	9,543
Repayment of long-term debt	(14,113)	(5,595)
Deferred financing costs	(60)	(48)
Distributions paid to unitholders	(13,191)	(1,548)
	(13,850)	87,618
INCREASE IN CASH AND CASH EQUIVALENTS	1	264
CASH AND CASH EQUIVALENTS, BEGINNING OF PERI	264	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 265	$ 264
Supplementary cash flow information		
Interest paid	$ 154	$ 37
Interest received	$ 91	$ 21

The accompanying notes are an integral component of the consolidated financial statements

(in thousands of dollars except per Unit amounts)

1. THE FUND

ATS Andlauer Income Fund (the "Fund") is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund was established to invest in the freight transportation business, through an indirect acquisition of the controlling interest of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP") and its general partner, ATS Andlauer Transportation Services GP Inc. (the "GP"). The Fund was inactive prior to completing an initial public offering (the "IPO") of its trust units ("Units"), and through its indirect acquisition of the controlling interest of ATS Andlauer LP, acquired certain net assets of the Canadian transportation solutions business (the "Business") of ATS Andlauer Transportation Services Inc. (the "Vendor") on September 30, 2005.

The Fund is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies.

2. INITIAL PUBLIC OFFERING AND ACQUISITION

On September 30, 2005, the Fund completed the IPO of 9,324,200 Units for $10.00 per Unit, for gross proceeds of $93,242. The cost of issuing Units was $7,976 for net proceeds of $85,266.

On September 30, 2005, in conjunction with the IPO, the Fund used the proceeds of the offering, together with a portion of the funds drawn under its credit facilities and the issuance of Exchangeable Limited Partnership Units of ATS Andlauer LP, to acquire the Business of the Vendor for an aggregate purchase price of $121,571.

The acquisition has been accounted for by the purchase method. The allocation of the purchase price is summarized as follows:

Net working capital	$ 18,098
Capital assets	2,029
Other intangible assets	65,600
Goodwill	35,844
	$ 121,571
Consideration	
Cash	$ 98,407
Exchangable Limited Partnership Units (Note 7)	23,164
	$ 121,571

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Fund have been prepared by management in accordance with Canadian generally accepted accounting principles.

As the Fund commenced operations on September 30, 2005 with the purchase of the Business, comparative information for the statements of income, unitholders' equity and cash flows is for the period September 30, 2005 to December 31, 2005.

The significant accounting policies are summarized as follows:

Principles of consolidation

The consolidated financial statements include the accounts of the Fund and its subsidiaries, ATS Andlauer Operating Trust, the GP, and ATS Andlauer LP. All significant inter-company transactions have been eliminated on consolidation.

Revenue recognition

Revenue is recognized upon delivery of shipments. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for certain discounts and billing corrections. Delivery costs are accrued as incurred.

Capital assets and amortization

Capital assets are recorded at acquisition cost. Amortization is provided as follows:

Computer equipment	30% declining balance
Furniture	20% declining balance
Leasehold improvements	term of the lease
Pickup and delivery equipment	20% declining balance

Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized and is tested for impairment on an annual basis or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to its carrying amount, including goodwill. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

Intangible assets acquired that have a definite life, such as customer relationships and proprietary technology, are capitalized and amortized on a straight-line basis over their estimated useful lives of ten years and six years, respectively, and are further tested for impairment if events or circumstances indicate that the assets might be impaired.

Intangible assets acquired that have an indefinite useful life, such as trademarks, are not amortized and are tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value and an impairment loss is recognized for the excess, if any.

Impairment of long-lived assets

The Fund reviews its long-lived assets, such as capital assets and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than carrying amount of an asset, a loss, if any, is recognized to the extent that the carrying amount exceeds the fair value of the asset.

Deferred financing costs

Financing costs related to credit facilities are capitalized and amortized on a straight-line basis over the term of the credit facilities.

Long-term incentive plan

The Fund has a long-term incentive plan (the "Plan") for certain of the executive officers and senior management of the GP. Under the Plan, Units purchased on the open market on behalf of the Plan participants are recorded at cost as a reduction of Unitholders' equity.

The Fund records a compensation expense over the vesting period based on the Units' fair value at the time of granting. Where the fair value of the Units at the time of granting is greater than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as contributed surplus. Where the fair value of the Units at the time of grant is lower than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as a reduction to retained earnings.

(in thousands of dollars except per Unit amounts)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-controlling interest

Non-controlling interest represents the retained interest of the Vendor in the Fund through its ownership of exchangeable limited partnership units in ATS Andlauer LP, a subsidiary. Exchangeable unitholders are entitled to earnings that are economically equivalent to distributions of the Fund. The exchangeable units were recorded at the value which the Fund's Units were issued to the public through the IPO. Exchanges of exchangeable units are recorded at the carrying value of the exchangeable units at issuance net of net income and distributions attributable to participating units to the date of the exchange.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The more significant accounting estimates relate to revenue adjustments and the allocation of the purchase price of the acquired business to the identifiable net assets and their related useful lives. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from these estimates.

4. CAPITAL ASSETS

Capital assets consist of the following:

	December 31, 2006		
	Cost	Accumulated Amortization	Net Book Value
Pickup and delivery equipment	$ 2,050	$ 332	$ 1,718
Leasehold improvements	628	112	516
Furniture	594	130	464
Computer equipment	16	5	11
	$ 3,288	$ 579	$ 2,709

(in thousands of dollars except per Unit amounts)

4. CAPITAL ASSETS (continued)

	December 31, 2005		
	Cost	Accumulated Amortization	Net Book Value
Pickup and delivery equipment	$ 1,289	$ 25	$ 1,264
Leasehold improvements	629	28	601
Furniture	590	15	575
Computer equipment	16	1	15
	$ 2,524	$ 69	$ 2,455

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31, 2006		
	Cost	Accumulated Amortization	Net Book Value
Customer relationships	$ 56,200	$ 7,025	$ 49,175
Proprietary technology	3,000	625	2,375
Trademarks	6,400	-	6,400
	$ 65,600	$ 7,650	$ 57,950

	December 31, 2005		
	Cost	Accumulated Amortization	Net Book Value
Customer relationships	$ 56,200	$ 1,405	$ 54,795
Proprietary technology	3,000	125	2,875
Trademarks	6,400	-	6,400
	$ 65,600	$ 1,530	$ 64,070

6. LONG-TERM DEBT

The Fund has a three year committed credit facility maturing September 30, 2008 consisting of a $15,000 revolving facility to finance general operating requirements and a $4,000 revolving facility to finance future leases of operational assets (collectively, the "Credit Facility"). Interest on the Credit Facility varies, depending on certain financial ratios, between the lender's prime rate plus 0% and 0.75% or between the banker's acceptance rate plus 1.5% and 2.25%. Under the terms of the Credit Facility, the Fund is required, amongst other conditions, to meet certain covenants, with which the Fund was in compliance as at December 31, 2006. The Credit Facility is collateralized by a general security agreement covering all present and future assets of the Fund and its subsidiary companies, and does not require principal repayment until the end of the term.

(in thousands of dollars except per Unit amounts)

6. LONG-TERM DEBT (continued)

As of December 31, 2006, the Fund has borrowed $3,349 under the Credit Facility at an effective interest rate of 6.00% (December 31, 2005 - $3,948 at 4.79%). Lease commitments resulting from operational assets financed under the $4,000 revolving facility are included in operating lease commitments in Note 15 of these financial statements.

7. NON-CONTROLLING INTEREST

	Number		Amount
ATS Andlauer Transportation Services LP			
Exchangeable Units			
Issued on initial public offering	2,316,442	$	23,164
Allocation of income - 2005	-		1,542
Distributions declared	-		(1,346)
Balance, December 31, 2005	2,316,442		23,360
Allocation of income	-		2,985
Distributions declared	-		(3,189)
Closing, December 31, 2006	2,316,442	$	23,156

ATS Andlauer Transportation Services LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by ATS Andlauer LP have economic and voting rights equivalent to the Units (Note 8), except in connection with the exchangeability terms. They are exchangeable, directly or indirectly, on a one-for-one basis for Units at the option of the holder, under the terms of an Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Units before transferring to third parties. As a result, they have been treated as a non-controlling interest. Each Exchangeable LP Unit entitles the holder to receive distributions from ATS Andlauer LP pro rata with distributions made on Units.

8. UNITHOLDERS' EQUITY

The beneficial interests in the Fund are divided into interests of two classes, described and designated as Units and Special Voting Units, respectively. An unlimited number of Units and Special Voting Units may be authorized and issued pursuant to the Declaration of Trust.

Units

Each Unit is transferable and represents an equal undivided beneficial interest in any distributions of the Fund and in the net assets of the Fund. All Units have equal rights and privileges. Each Unit entitles the holder to participate equally in all allocations and distributions and to one vote at all meetings of unitholders for each whole Unit held.

(in thousands of dollars except per Unit amounts)

8. UNITHOLDERS' EQUITY (continued)

	Number		Amount
Units issued and outstanding			
Issued on initial public offering	9,324,200	$	93,242
Issuance costs	-		(7,976)
Balance, December 31, 2005	9,324,200		85,266
Units aquired by Fund for long-term incentive plan	(30,277)		(341)
Balance, December 31, 2006	9,293,923	$	84,925

In January 2007, the Fund was approved by the Toronto Stock Exchange to make a normal course issuer bid to purchase for cancellation up to 871,436 Units. The program will terminate on January 16, 2008 or such earlier time as the program is completed or terminated by the Fund.

Special Voting Units

Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units. Special Voting Units are not transferable separately from Exchangeable LP Units to which they relate. Special Voting Units will automatically be transferred upon transfer of the Exchangeable LP Units to which they relate. The Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Special Voting Unit entitles the holder thereof to one vote at all meetings of Unitholders.

If the Exchangeable LP Units are purchased in accordance with the Exchange Agreement, a like number of Special Voting Units will be redeemed by the Fund for a nominal amount.

There were 2,316,442 Special Voting Units issued and outstanding as at December 31, 2006 and December 31, 2005.

Long-term Incentive Plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide executive officers and key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per Unit cash flow growth. Fund incentive bonuses, in the form of Units, will be provided to eligible employees on an annual basis where the distributable cash flow per Unit of the Fund exceeds a pre-determined base distribution. The base distribution is set annually by the Compensation Committee in accordance with terms of the Plan. The base distribution threshold was increased by the Compensation Committee for the year ended December 31, 2006, to $1.130 per Unit from the previously disclosed $0.975 per Unit.

(in thousands of dollars except per Unit amounts)

8. UNITHOLDERS' EQUITY (continued)

If the distributable cash flow per Unit exceeds the pre-determined base distribution amount, a percentage of the excess distributable cash (the "participation rate"), as noted below, is contributed by the Fund into a long-term incentive pool. Units will be purchased from contributions in the pool on the open market on behalf of the Plan participants and will be held by a trustee until their rights vest ("Capitalized Units"). Distributions received on Capitalized Units will be distributed to participants when received. Vesting of Capitalized Units will occur on the basis of one-third of the total grant per year with the first portion vesting at the time of granting.

Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to Plan trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5% to 10%, plus plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5% to 10%, plus 20% of any excess over 10% to 20%, plus 25% of any excess over 20%

For the year ended December 31, 2006 the distributable cash flow per Unit exceeded the base distributable threshold by $0.30 per Unit. In February 2007, the Compensation Committee granted $551 of incentives to be paid in the form of Units, under the Plan. This amount will be recognized as compensation expense over the two year vesting period.

In March 2006, the Compensation Committee granted $512 of incentives, to be paid in the form of Units under the Plan in relation to the Plan award for fiscal 2005. In accordance with the Plan, 45,416 Units were purchased on behalf of Plan participants. As at December 31, 2006, 30,277 Units are held in trust by the Fund and have not vested to Plan participants, of which 15, 139 Units will vest on March 8, 2007 and will be transferred to Plan participants. A compensation expense is recorded over the vesting period and, accordingly, approximately $376 has been recorded as a compensation expense the year ended December 31, 2006.

(in thousands of dollars except per Unit amounts)

9. INCOME PER UNIT

		2006		2005 (3 months)
Net income - basic	$	12,017	$	6,208
Non-controlling interest		2,985		1,542
Net income - diluted	$	15,002	$	7,750
Units outstanding - basic		9,293,923		9,324,200
Units held by Fund for long-term incentive plan		19,072		-
Exchangeable LP Units		2,316,442		2,316,442
Units outstanding - diluted		11,629,437		11,640,642
Income per Unit - basic	$	1.293	$	0.666
Income per Unit - diluted	$	1.290	$	0.666

10. DISTRIBUTIONS

Distributions to unitholders are determined based on earnings, before interest and amortization, but reduced by certain general and administrative expenses and maintenance capital expenditures. The Fund makes regular distributions to unitholders of record as of the last business day of each month.

For the year ended December 31, 2006, the Fund declared regular distributions totalling $10,227 (2005 - $2,303) relating to Units and $2,541 (2005 - $571) relating to Exchangeable LP Units. Regular distributions of $908 (2005 - $755) in relation to Units and $226 (2005 - $187) in relation to Exchangeable LP Units were payable as at December 31, 2006.

The Fund declared special cash distributions totalling $2,611 (2005 - $3,117) relating to Units and $648 (2005 - $775) relating to Exchangeable LP Units during the year ended December 31, 2006. The special cash distributions relating to Units and Exchangeable LP Units will be paid on March 15, 2007.

(in thousands of dollars except per Unit amounts)

10. DISTRIBUTIONS (continued)

		Units		Exchangeable LP Units		Total		
Record date	Date distribution paid/payable	Declared	Paid	Declared	Paid	Declared	Per Unit	Paid
Regular distributions								
January 31, 2006	February 15, 2006	$ 755	$ 755	$ 187	$ 187	$ 942	$ 0.0810	$ 942
February 28, 2006	March 15, 2006	755	755	187	187	942	0.0810	942
March 31, 2006	April 17, 2006	755	755	187	187	942	0.0810	942
April 30, 2006	May 15, 2006	869	869	216	216	1,085	0.0932	1,085
May 31, 2006	June 15, 2006	869	869	216	216	1,085	0.0932	1,085
June 30, 2006	July 17, 2006	869	869	216	216	1,085	0.0932	1,085
July 31, 2006	August 15, 2006	877	877	218	218	1,095	0.0941	1,095
August 30, 2006	September 15, 2006	877	877	218	218	1,095	0.0941	1,095
September 30, 2006	October 16, 2006	877	877	218	218	1,095	0.0941	1,095
October 31, 2006	November 15, 2006	908	908	226	226	1,134	0.0974	1,134
November 30, 2006	December 15, 2006	908	908	226	226	1,134	0.0974	1,134
December 31, 2006	January 15, 2007	908	-	226	-	1,134	0.0974	-
		$ 10,227	$ 9,319	$ 2,541	$ 2,315	$ 12,768	$ 1.0971	$ 11,634
Special distributions								
December 29, 2006	March 15, 2007	2,611	-	648	-	3,259	0.2800	-
Total distributions		**$ 12,838**	**$ 9,319**	**$ 3,189**	**$ 2,315**	**$ 16,027**	**$ 1.3771**	**$ 11,634**

11. RELATED PARTY TRANSACTIONS

Transactions with related parties include ATS Andlauer LP's purchase of the Business of the Vendor, a company controlled by the President and Chief Executive Officer of the GP. In addition, the Exchangeable LP Units that were issued as part of the IPO, and included in Note 7 of these financial statements, are held by the Vendor.

Consistent with historical practices, during the year, the Fund entered into transactions with related parties that were incurred in the normal course of business at terms similar with unrelated parties. These transactions are accounted for at their exchange amount and are expected to continue at similar amounts in the future.

Included in these financial statements are the following transactions and balances as at and for the periods ended December 31, 2006 and 2005 with companies controlled directly or indirectly by the President and Chief Executive Officer, his spouse or a Fund trustee:

(in thousands of dollars except per Unit amounts)

11. RELATED PARTY TRANSACTIONS (continued)

	2006	2005 (3 months)
Revenue		
Transportation services	$ 7,617	$ 1,899
Cost of goods sold		
Transportation services	6,596	1,680
Contract labour services	5,564	2,204
Expenses (recovery)		
Equipment rent	713	380
Facility rent	18	(262)
Shared services	(594)	(234)
Payment Incentive	136	41
Accounts receivable	1,373	1,353
Accounts payable and accrued liabilities	885	1,579

12. INCOME TAXES

The Fund is taxed as a "mutual fund trust" for Canadian income tax purposes. Pursuant to the Declaration of Trust, the trustees intend to distribute or designate all taxable income earned by the Fund to unitholders of the Fund and to deduct such distributions and designations for income tax purposes. Therefore, no provision for income taxes is required.

The Fund claims the maximum amount of capital cost allowance, eligible capital expenditures and other deductions available in determining its income for tax purposes annually. This, along with other temporary differences, results in the reported amounts of the Fund's net assets exceeding the tax bases by approximately $34 million at December 31, 2006 (2005 - $35 million).

On October 31, 2006, the Department of Finance (Canada) announced tax proposals pertaining to the taxation of income distributed by publicly listed income trusts and the tax treatment of trust distributions to their unitholders. Currently, the Fund does not pay tax on income it distributes to its unitholders. If enacted, the proposals would apply to the Fund effective January 1, 2011 and would result in Fund income being subject to a tax at the trust level.

In addition, if the proposals are enacted as announced, it would also result in the Fund accounting for future income taxes under the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets would be recorded in the consolidated financial statements to the extent that realization of such benefits is more likely than not.

(in thousands of dollars except per Unit amounts)

13. NET CHANGE IN NON-CASH WORKING CAPITAL BALANCES

The net change in non-cash working capital balances related to operations consists of the following:

	2006	2005
Accounts receivable	$ (467)	$ (1,264)
Prepaid expenses and deposits	(2,620)	526
Accounts payable and accrued liabilities	(558)	3,317
	$ (3,645)	$ 2,579

14. FINANCIAL INSTRUMENTS

The fair value of long-term debt approximates its carrying value as the long-term debt bears interest at floating rates. The fair values of all other financial assets and liabilities approximate their carrying values.

The Fund has long-term floating rate debt which creates an exposure to fluctuations to interest rates.

Given the Fund's contractual terms with its customers, it is not exposed to significant currency risk or commodity risk arising from fluctuations in fuel costs.

Financial instruments that potentially subject the Fund to concentrations of credit risk consist principally of accounts receivable. The Fund performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Fund's customer base. As of December 31, 2006 and 2005, the Fund had no significant concentration of credit risk.

15. COMMITMENTS

Operating lease commitments

Future minimum payments for operating leases that have initial or remaining terms of one year or more consisted of the following amounts:

	Total	2007	2008	2009	2010	2011	Thereafter
Premise leases	$ 50,553	$ 7,494	$ 6,978	$ 6,567	$ 6,222	$ 5,991	$ 17,301
Equipment leases	19,916	5,686	5,226	3,843	2,444	1,885	832
	$ 70,469	$ 13,180	$ 12,204	$ 10,410	$ 8,666	$ 7,876	$ 18,133

16. SEGMENTED INFORMATION

The Fund manages its operations in one business segment, which is providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. All operations are conducted in Canada.

NEWS RELEASE **FEBRUARY 14, 2007**

ATS ANDLAUER INCOME FUND ANNOUNCES RESULTS FOR YEAR ENDED DECEMBER 31, 2006 AND INCREASES SPECIAL CASH DISTRIBUTION

Toronto, Ontario –ATS Andlauer Income Fund (the "**Fund**") (TSX: ATS.UN) announced today results for the year ended December 31, 2006, and an increase to the one-time special cash distribution it declared on December 8, 2006. The special distribution has been increased from $0.21 per trust unit to $0.28 per trust unit and will be paid on March 15, 2007 to unitholders of record at the close of business on December 29, 2006.

"2006 yielded a solid operational performance for the Fund. While revenue growth was 2% and EBITDA slightly underperformed 2005, the Fund increased its monthly distributions by approximately 20%, while maintaining an approximate 80% payout ratio, as compared to distributions made immediately following our IPO in September 2005", commented Michael Andlauer, President and Chief Executive Officer.

Highlights

	Three months ended December 31,		Twelve months ended December 31,	
	2006	2005	2006	2005 (1)
	(unaudited)	(audited)	(audited)	(unaudited)
	($ thousands)		($ thousands)	
Earnings Statement Highlights				
Revenue	50,789	51,053	175,678	171,967
Cost of sales	31,327	30,140	109,464	105,617
Gross margin (2)	19,462	20,913	66,214	66,350
Gross margin percentage	38.32%	40.96%	37.69%	38.58%
Income before non-controlling interest	6,196	7,750	15,002	15,238
Income before non-controlling interest	6,196	7,750	15,002	15,238
Plus: Net interest	2	16	63	205
Plus: Income taxes	-	-	-	4,233
Plus: Depreciation and amortization	1,734	1,603	6,685	2,101
	7,932	9,369	21,750	21,777
Add: Executive compensation and management fees	-	-	-	418
Other	-	-	-	171
EBITDA and Adjusted EBITDA	7,932	9,369	21,750	22,366

(1) The results of operations for the twelve month period ended December 31, 2005 is comprised of the unaudited pre-acquisition results of the Canadian transportation solutions business of ATS Andlauer Transportation Services Inc. (the "Business"), for the nine month period ended September 30, 2005 combined with the audited results of the Fund for the three month period ended December 31, 2005. The pre-acquisition operating results of the Business are unaudited and readers are cautioned that the operating results included in the comparative figures for the twelve month period ended December 31, 2005 are not the results of the Fund and have been included to provide more meaningful information to the reader.

(2) See Non-GAAP Measures

The Fund experienced a slight decrease in revenues of 0.52% to $50.8 million for the three month period ended December 31, 2006 compared with $51.1 million for the three month period ended December 31, 2005. The decrease was a result of lower revenue relating to air freight forwarding due to uncharacteristically high entertainment weekend volumes in the fourth quarter 2005 compared to the fourth quarter 2006; however, this decrease was off-set by an increase in revenue relating to ground transportation, quarter over quarter. Total gross margin was $19.5 million for the three month period ended December 31, 2006, a decrease of 6.94% from gross margin of $20.9 million for the same period in 2005 due to lower high premium weekend volumes, quarter over quarter. In 2006 the Fund delivered a 2.16% increase in revenues of $175.7 million compared with revenues of $172.0 million in 2005. Total gross margin decreased by 0.89% on a year-to-date basis.

SUMMARY OF MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

($ thousands, except per unit amounts)	Dec 31, 2006 (Q4 06)	Sep 30, 2006 (Q3 06)	Jun 30, 2006 (Q2 06)	Mar 31, 2006 (Q1 06)	Dec 31, 2005 (Q4 05)
Revenue	50,789	42,540	40,775	41,574	51,053
Gross margin (1)	19,462	15,828	15,289	15,635	20,913
EBITDA (1)	7,932	5,631	4,114	4,074	9,369
Income before non-controlling interest	6,196	3,974	2,436	2,396	7,750
Income per Unit					
Basic	0.534	0.342	0.210	0.206	0.666
Diluted	0.533	0.342	0.210	0.206	0.666
Cash and cash equivalents	265	32	1,024	441	264
Total assets	129,650	124,628	123,058	128,238	132,409
Total current liabilities	18,048	12,229	12,165	11,893	19,047
Long-term debt	3,349	3,749	3,000	7,364	3,948
Unitholders' equity	85,097	85,401	84,780	85,705	86,054
Non-controlling interest	23,156	23,249	23,113	23,276	23,360

(1) See Non-GAAP Measures

Total cash distributions for the quarter were $6.7 million, or $0.572 per trust unit, resulting in a cash distribution payout ratio of 87%, and for the twelve months ended December 31, 2006, total cash distributions amounting to $16.0 million, or $1.377 per trust unit, were declared resulting in a cash distribution payout ratio of 77%. The Fund has increased its monthly distributions three times since the beginning of the year for a cumulative increase of 20.25%. On an annualized basis, distributions will increase from the prospectus estimate of $0.975 to $1.1688 per trust unit.

Cash distributions include a special one-time cash distribution which has been increased from $0.21 per trust unit to $0.28 per trust unit and will be paid on March 15, 2007 to unitholders of record at the close of business on December 29, 2006. The Fund is obligated under its declaration of trust to distribute all taxable income earned within a calendar year. The Fund may be required to withhold certain amounts otherwise distributable to non-resident unitholders, and, to the extent that the withholding cannot be applied to cash distributions, the Fund may be required to withhold and sell trust units to satisfy such obligations. The incremental one-time special cash distribution should not be viewed as indicative of future financial performance or distribution level. The distributions declared by the Fund in 2006 will be treated as 99.6% taxable income for Canadian income tax purposes.

The Fund's income before non-controlling interest decreased by 1.55% to $15.0 million in 2006, compared with the income before non-controlling interest of $15.2 million for 2005. Fully diluted income per unit was $1.29 for the year ended December 31, 2006.

"We will continue to explore opportunities to acquire complementary or competing businesses, within the limits set by the proposed tax legislation", stated Michael Andlauer, President and Chief Executive Officer. "2007 will mark the year that our Toronto operations will move to its new state of the art facility and this combined with the new terminals in Montreal (2005) and Vancouver (2006), will position the Fund to handle additional capacity resulting from acquisitions and organic growth."

The Fund is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates terminals in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

The Financial Statements and Management's Discussion and Analysis, along with additional information relating to the Fund, including all public filings, are available on www.sedar.com and on the Fund's website at www.atsincomefund.ca.

FORWARD LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Fund. These statements are based on suppositions and uncertainties as well as on management's evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Fund's services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the Fund's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Fund's website (www.atsincomefund.ca). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and the Fund undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

NON-GAAP MEASURES

This press release refers to certain non-GAAP measures to assist in assessing the Fund's financial performance. Non-GAAP measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. As used in this press release:

"**Gross margin**" is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by Management as it reflects the ability of the Business to generate earnings necessary to fund overhead costs, capital investment and distributions. It is calculated by deducting cost of goods sold from revenue.

"**EBITDA**" are to net income before provision for interest, income taxes, depreciation and amortization and non-controlling interest. Management believes that in addition to net income or loss, EBITDA is a useful supplemental measure of cash available for distribution before debt service, changes in working capital, maintenance capital expenditures and taxes.

"**Adjusted EBITDA**" are to EBITDA adjusted for certain non-recurring items that Management believes facilitate the comparison of historical periods. Non-recurring items are transactions or events that Management believes are unusual in the context of a publicly-traded issuer in the transportation services industry and are not expected to reoccur within the foreseeable future and include management salaries and fees (paid to owner-managers and related parties) and other non-recurring items.

"**Distributable cash**" are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund described in the prospectus. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance and Management believes that prospective investors may consider the cash distributed by the Fund relative to the price of the Units when assessing an investment in Units. The Fund's method of determining distributable cash is derived from EBITDA, which in turn is derived from net income, a measure recognized under GAAP and is also reconciled to cash from operating activities. See "Distributable Cash and Distributions" for a reconciliation of Distributable cash to cash from operating activities before net changes in non-cash working capital.

"**Payout ratio**" is a non-GAAP measure that represents a comparison of distributions declared to distributable cash. Management believes that the payout ratio is an indicator of the Fund's conservatism and its ability to continue to make distributions to unitholders at current rates.

For further information, please contact:

Michael Andlauer
President & Chief Executive Officer
ATS Andlauer Transportation Services GP Inc.

Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

Brian Mascarenhas
Vice President & Chief Financial Officer
ATS Andlauer Transportation Services GP Inc.

Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

Management's Discussion and Analysis

December 31, 2006

The following management's discussion and analysis ("MD&A") as of February 13, 2007, is a review of the consolidated financial condition of ATS Andlauer Income Fund ("the Fund") for the periods ended December 31, 2006 and 2005, and the results of operations of the Fund for the twelve month period ended December 31, 2006 compared to the results of operations of the Fund for the three month period ended December 31, 2005 combined with the pre-acquisition results of operations of the Business, as defined below, for the nine month period ended September 30, 2005. The consolidated results include the accounts of the Fund, and its subsidiaries, ATS Andlauer Operating Trust ("ATSOT"), ATS Andlauer Transportation Services GP Inc. (the "GP"), and ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). It should be read in conjunction with the audited consolidated financial statements and accompanying notes of the Fund for the year ended December 31, 2006. The financial statements of the Fund are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars.

The following discussion contains certain forward looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See "Forward Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to those statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". This discussion also refers to certain non-GAAP measures to assist in assessing the Fund's financial performance. Non-GAAP measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures".

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, litigation, projected costs, and proposed investments and plans and objectives of or involving the Fund and the business strategy, proposed acquisitions and budgets of ATS Andlauer LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this MD&A. There can be no assurance that such expectations will prove to be correct. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risks Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and ATS Andlauer LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

OVERVIEW OF THE FUND

The Fund is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund's activities are limited to making certain investments including its investment in the securities of its subsidiaries. The Business, as defined below, is carried on by ATS Andlauer LP.

On September 30, 2005, the Fund completed an initial public offering (the "IPO") of 9,324,200 trust units ("Units") for $10.00 per Unit, for gross proceeds of $93.2 million. Concurrent with the closing of the IPO, the Fund used the gross proceeds from the sale of its Units to indirectly acquire an 80.1% interest in ATS Andlauer LP, comprising 9,324,200 Ordinary LP Units, and its general partner, the GP. ATS Andlauer LP used cash and the issuance of Exchangeable LP Units to acquire certain of the net assets of the Canadian transportation solutions business (the "Business") of ATS Andlauer Transportation Services Inc. (the "Vendor"), for an aggregate purchase price of $121.6 million. The Vendor, controlled by the President and Chief

Executive Officer of the GP, holds the remaining 19.9% interest in ATS Andlauer LP comprising 2,316,442 Exchangeable LP Units. The acquisition was accounted for by the purchase method.

ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 terminals across Canada and serves approximately 1,400 diversified customers.

BASIS OF MANAGEMENT'S DISCUSSION AND ANALYSIS

To provide more meaningful information to the reader, the following MD&A refers to the consolidated operating results of the Fund for the three month period ended December 31, 2006 compared to the three month period ended December 31, 2005 and the consolidated operating results of the Fund for the twelve month period ended December 31, 2006 compared to the operating results of the Fund for the three month period ended December 31, 2005 combined with the pre-acquisition operating results of the Business for the nine month period ended September 30, 2005. The pre-acquisition operating results of the Business are unaudited and readers are cautioned that the operating results presented for the twelve month period ended December 31, 2005 are not the results of the Fund. The combined results have been presented only to provide the reader with additional information to enhance the usefulness of this MD&A.

SELECTED FINANCIAL AND OPERATING INFORMATION

For the three and twelve month periods ended December 31, 2006 compared to three month period ended December 31, 2005 and results of the Business for the twelve month period ended December 31, 2005

	Three months ended December 31,		Twelve months ended December 31,	
	2006	**2005**	**2006**	**2005** (1)
	(unaudited)	(audited)	(audited)	(unaudited)
	($ thousands)		($ thousands)	
Earnings Statement Highlights				
Revenue	50,789	51,053	175,678	171,967
Gross margin (2)	19,462	20,913	66,214	66,350
Gross margin percentage (2)	38.32%	40.96%	37.69%	38.58%
Income before non-controlling interest	6,196	7,750	15,002	15,238
EBITDA and Adjusted EBITDA (3)	7,932	9,369	21,750	22,366
Income per Unit				
Basic	0.534	0.666	1.293	0.666
Diluted	0.533	0.666	1.290	0.666
Balance Sheet Highlights				
Total assets	129,650	132,409	129,650	132,409
Total liabilities	44,553	46,355	44,553	46,355
Distributions declared	0.5722	0.6463	1.3771	0.6463

(1) The results of operations for the twelve month period ended December 31, 2005 is comprised of the unaudited pre-acquisition results of the Business for the nine month period ended September 30, 2005 combined with the audited results of the Fund for the three month period ended December 31, 2005.

(2) Gross margin is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by management of the GP ("Management") as it reflects the ability of the Fund to generate earnings necessary to fund overhead costs, capital investment and distributions. Gross margin and gross margin percentage have been calculated as follows:

	Three months ended December 31,		Twelve months ended December 31,	
	2006	2005	2006	2005 (1)
	(unaudited)	(audited)	(audited)	(unaudited)
	($ thousands)		($ thousands)	
Revenue	50,789	51,053	175,678	171,967
Cost of sales	31,327	30,140	109,464	105,617
Gross margin	19,462	20,913	66,214	66,350
Gross margin (percentage) = Gross margin/Revenue	38.32%	40.96%	37.69%	38.58%

(3) EBITDA is a non-GAAP measure that Management considers a key measure as an indicator of the ability of the Fund to meet its capital and financing commitments. EBITDA is not a recognized measure under GAAP and does not have a standardized meaning under GAAP. It was necessary to adjust EBITDA of the 2005 pre-acquisition results included in the twelve month period ended results to facilitate the comparability with the current period. EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures". EBITDA and Adjusted EBITDA have been calculated as follows:

	Three months ended December 31,		Twelve months ended December 31,	
	2006	2005	2006	2005 (1)
	(unaudited)	(audited)	(audited)	(unaudited)
	($ thousands)		($ thousands)	
Income before non-controlling interest	6,196	7,750	15,002	15,238
Plus: Net interest	2	16	63	205
Plus: Income taxes	-	-	-	4,233
Plus: Depreciation and amortization	1,734	1,603	6,685	2,101
	7,932	9,369	21,750	21,777
Add: Executive compensation and management fees	-	-	-	418
Other	-	-	-	171
EBITDA and Adjusted EBITDA	7,932	9,369	21,750	22,366

(1) The results of operations for the twelve month period ended December 31, 2005 is comprised of the unaudited pre-acquisition results of the Business for the nine month period ended September 30, 2005 combined with the audited results of the Fund for the three month period ended December 31, 2005.

SUMMARY OF MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

($ thousands, except per unit amounts)	December 31, 2006 (Q4 06)	September 30, 2006 (Q3 06)	June 30, 2006 (Q2 06)	March 31, 2006 (Q1 06)	December 31, 2005 (Q4 05)
Revenue	50,789	42,540	40,775	41,574	51,053
Gross margin (1)	19,462	15,828	15,289	15,635	20,913
EBITDA (1)	7,932	5,631	4,114	4,074	9,369
Income before non-controlling interest	6,196	3,974	2,436	2,396	7,750
Income per Unit					
Basic	0.534	0.342	0.210	0.206	0.666
Diluted	0.533	0.342	0.210	0.206	0.666
Cash and cash equivalents	265	32	1,024	441	264
Total assets	129,650	124,628	123,058	128,238	132,409
Total current liabilities	18,048	12,229	12,165	11,893	19,047
Long-term debt	3,349	3,749	3,000	7,364	3,948
Unitholders' equity	85,097	85,401	84,780	85,705	86,054
Non-controlling interest	23,156	23,249	23,113	23,276	23,360

(1) See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures"

Revenue

Revenue is generated from the provision of trucking, courier, air freight forwarding and value added services to customers. Customers pay fees to transport goods from one destination to another over a specified delivery period. Fees are determined and collected based on the weight and size of the shipment, the mode or modes of transportation used, and the provision of incremental value added services such as temperature management, appointment deliveries, and returns management services. Revenue is generally categorized as either ground or air, depending on the primary mode of transport. Revenue is also generated from fuel surcharges through which fuel price increases are passed through to its customers.

Cost of Goods Sold and Expenses

The following costs are incurred in the delivery of services to customers:

- Linehaul — includes ground and air freight transfers between terminals. A combination of third party carriers, owner-operators and company drivers are used to facilitate the movement of freight, keeping costs variable.
- Pickup and delivery — relates to the pickup and subsequent delivery of customer freight. Owner-operators who own the equipment used to deliver the freight are used extensively in the provision of such services. In addition, employee drivers are used for some city work using leased equipment and provide flexibility to add rental units or use third party carriers when necessary.
- Handling costs — relates to dock labour at the various terminals to handle freight. By using contract labour, the company is able to maintain a cost variable with revenue and allows for additional labour staffing during peak periods.

In addition, the following costs are incurred:

- Terminal expenses, which include salaries, employee benefits, utilities, building rent, maintenance and equipment expenses.
- Selling expenses, which include sales salaries, commissions and travel expenses.
- Administrative expenses, which include executive salaries, information technology, human resources, accounting and training expenses.

Seasonality of Operations

The activities of the Fund are subject to general demand for freight transportation. Historically, demand has been relatively stable with the exception of the winter months, in which demand slightly decreases, and the fall months, in which demand increases. Consequently, the Fund's activities in the last six months of the year are usually stronger than the first six months of the year.

RESULTS OF OPERATIONS

For the three months ended December 31, 2006 compared to the three months ended December 31, 2005

	Three months ended December 31,	
	2006	**2005**
	(unaudited)	(audited)
	($ thousands)	
Revenue	50,789	51,053
Cost of goods sold	31,327	30,140
Gross margin	19,462	20,913
Gross margin %	38.32%	40.96%
Terminal	7,412	7,597
Selling	1,047	1,240
Administration	3,071	2,707
Amortization	1,734	1,603
	13,264	13,147
Interest expense	2	16
Income before non-controlling interest	6,196	7,750

Revenue

Revenue for the three months ended December 31, 2006 was $50.8 million compared to $51.1 million for the same period in 2005, a decrease of $0.3 million or 0.52%. The decline in revenue period over period was a result of a lower volume of premium priced air shipments, offset by an increase in ground revenue.

Air freight forwarding revenue excluding fuel surcharges decreased by $1.3 million in the three month period ended December 31, 2006 compared to the same period in 2005. This was largely due to the decline of air revenue in the entertainment industry which was uncharacteristically high in the last quarter of 2005. Fuel surcharge revenue declined by $0.8 million from $5.2 million in 2005 to $4.4 million in 2006. Ground revenue increased by $1.8 million excluding fuel surcharge revenue during the three month period ended December 31, 2006.

Entertainment revenue declined by $1.8 million for the three months ended December 31, 2006 compared to the same period in 2005, offset by increases in the Retail and Pharmaceutical verticals.

Cost of Sales and Gross Margin

Cost of sales increased from $30.1 million for the three months ended December 31, 2005 to $31.3 million for the three months ended December 31, 2006; cost of sales as a percentage of revenue increased from 59.0% for the three months ended December 31, 2005 to 61.7% for the three months ended December 31, 2006. The increase was due in part to a reduction in high margin weekend revenue compared to the same quarter in 2005. Linehaul costs as a percentage of revenue increased in 2006 mainly due to a reduction in the premium weekend activity. Pickup & Delivery costs increased partly due to the reduction of the premium weekend activity and increased driver wages and owner operator costs in Western Canada.. Higher labour costs in Western Canada, especially Alberta, resulted in higher handling costs. Competitive pressures resulted in the lowering of prices in some verticals which also impacted margins. As a result, gross margin decreased from 40.96% for the three months ended December 31, 2005 to 38.32% for the same period in 2006.

Terminal Expenses

Terminal expenses decreased slightly from $7.6 million for the three months ended December 31, 2005 to $7.4 million for the three months ended December 31, 2006. The decrease was mainly due to a reduction in cargo claims and recoveries ($0.4

million), maintenance ($0.2million) which was offset by an increase in staff related costs ($0.1 million) and rent of ($0.3million). Terminal expenses as a percentage of revenue decreased from 14.88% for the three months ended December 31, 2005 to 14.59% for the three months ended December 31, 2006.

Selling and Administrative

Sales and marketing expenses decreased from $1.2 million for the three months ended December 31, 2005 to $1.0 million for the same period in 2006. The decrease in selling costs was due to a decrease in sales commissions as a result of restructuring sales staff and commission levels. Selling costs as a percentage of revenue decreased from 2.43% for the three months ended December 31, 2005 to 2.06% for the three months ended December 31, 2006.

For the three months ended December 31, 2006, administrative expenses increased from $2.7 million for the three months ended December 31, 2005 to $3.1 million for same period in 2006. The increase in administrative expenses in the current period compared to the same period in 2005 was due to an increase in employee costs ($0.1 million) and an increase in the incentive plan costs ($0.6 million), offset by Fund expenses which decreased by $0.1 million and $0.2 million of credit write-offs taken into income in 2006. Administration costs increased from 5.31% of revenue for the three months ended December 31, 2005 to 6.05% of revenue for the three months ended December 31, 2006.

Income before Non-controlling Interest

Income before non-controlling interest for the three month period ended December 31, 2006 was $6.2 million compared to $7.8 million for the same period in 2005 which was mainly due to lower margins as a result of a reduction in high margin weekend revenue relating to the Entertainment vertical.

EBITDA

EBITDA was $7.9 million for the three months ended December 31, 2006, down from $9.4 million in the same period in 2005, representing a decline of 15.34%. As a percentage of revenue, EBITDA was 15.60% for the three months ended December 31, 2006, compared to an EBITDA of 18.34% in the same period in 2005. EBITDA is a non-GAAP measures and may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures".

EBITDA for these periods are calculated as follows:

	Three months ended December 31,	
	2006	**2005**
	(unaudited)	(audited)
	($ thousands)	
Income before non-controlling interest	6,196	7,750
Add:		
Interest	2	16
Depreciation and amortization	1,734	1,603
EBITDA	7,932	9,369

Amortization expenses increased in the three months ended December 31, 2006 due to the amortization of additions to fixed assets amounting to $0.1 million.

RESULTS OF OPERATIONS

For the twelve months ended December 31, 2006 compared to the twelve months ended December 31, 2005

	Twelve months ended December 31,	
	2006	**2005** (1)
	(audited)	(unaudited)
	($ thousands)	
Revenue	175,678	171,967
Cost of goods sold	109,464	105,617
Gross margin	66,214	66,350
Gross margin %	37.69%	38.58%
Terminal	29,049	29,121
Selling	4,446	5,744
Administration	10,969	9,708
Amortization	6,685	2,101
	51,149	46,674
Interest expense	63	205
Provision for income tax	-	4,233
Income before non-controlling interest	15,002	15,238

(1) The results of operations for the twelve month period ended December 31, 2005 is comprised of the unaudited pre-acquisition results of the Business for the nine month period ended September 30, 2005 combined with the audited results of the Fund for the three month period ended December 31, 2005.

Revenue

Revenue for the year ended December 31, 2006 was $175.7 million, an increase of $3.7 million or 2.16% over $172.0 million in 2005. The increase was the result of revenue growth in all major customer categories except Entertainment which declined by $3.0 million compared to 2005.

Ground revenue for the year, excluding fuel surcharges, increased by $7.5 million. Fuel surcharge revenue increased by $1.5 million compared to 2005 due to increased revenue. These revenue increases were offset by a decrease in air freight forwarding revenue, excluding fuel surcharges, of $5.1 million mainly on account of lower revenue relating to the Entertainment vertical in the last two quarters of 2006 compared to the same quarters of 2005.

Cost of Sales and Gross Margin

Cost of sales increased from $105.6 million for the year ended December 31, 2005 to $109.5 million for the year ended December 31, 2006; cost of sales as a percentage of revenue was higher at 62.31% for the twelve months ended December 31, 2006 compared to 61.42% for the twelve months ended December 31, 2005. The gross margin decreased from 38.58% in 2005 to 37.69% in 2006.

Linehaul costs increased largely due a reduction in the premium entertainment business in 2006 compared to 2005 and as a result of a change in the mix of freight . Linehaul costs increased by 0.65% of revenue compared to last year. Pickup and delivery costs increased due to the replacement of dry units with temperature controlled units during the year resulting in higher leased costs. Pickup and delivery costs increased by 0.28% of revenue compared to last year. Handling costs increased due to increased labour costs in Alberta. The increase in handling costs represented 0.15% of the decrease in gross margin compared to 2005. Competitive pressures resulted in the lowering of prices in some verticals which also impacted margins.

Terminal Expenses

Terminal expenses declined from $29.1 million for the year ended December 31, 2005 to $29.0 million in 2006. Terminal expenses as a percentage of revenue decreased from 16.93% for the year ended December 31, 2005 to 16.54% for the year ended December 31, 2006. Terminal employee costs increased by $0.7 million in 2006 compared to 2005 mainly due to cost of living increases. This increase was largely offset by a reduction in cargo claims amounting to $0.6 million.

Selling and Administrative

Sales and marketing expenses decreased from $5.7 million for the year ended December 31, 2005 to $4.4 million in 2006. The decrease in selling costs was due to decreases in sales commissions and payment incentive costs as a result of a re-organization of the sales force and changes in contractual agreements with customers. Selling costs as a percentage of revenue decreased from 3.34% for the year ended December 31, 2005 to 2.53% for the year ended December 31, 2006.

Administrative expenses increased from $9.7 million for the year ended December 31, 2005 to $11.0 million in 2006 due mainly to staff related costs which increased by $0.6 million year over year and increased costs associated with being a public reporting entity (these costs did not exist for the period January to September 2005) of approximately $0.9 million of which $0.4 million related to compensation expense recorded during the year relating to the long-term incentive plan awarded for 2005. As a percentage of revenue, administrative expenses increased from 5.65% for the year ended December 31, 2005 to 6.24% for the year ended December 31, 2006.

Income before Non-controlling Interest

Income before non-controlling interest for the year ended December 31, 2006 was $15.0 million compared to $15.2 million for 2005.

EBITDA and Adjusted EBITDA

It was necessary to adjust 2005 EBITDA as it includes the pre-acquisition operating results of the Business for the nine months ended September 30, 2005 to facilitate the comparability with the current period. EBITDA and Adjusted EBITDA are non-GAAP measures and may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures".

EBITDA was $21.8 million for the year ended December 31, 2006, down from $22.4 million of Adjusted EBITDA in 2005, representing a decline of 2.75%. As a percentage of revenue, EBITDA was 12.38% for the year ended December 31, 2006, compared to an Adjusted EBITDA of 13.01% in 2005.

EBITDA and Adjusted EBITDA for these periods are calculated as follows:

	Twelve months ended December 31,	
	2006	**2005 (1)**
	(audited)	(unaudited)
	($ thousands)	
Income before non-controlling interest	15,002	15,238
Add:		
Interest	63	205
Income taxes	-	4,233
Depreciation and amortization	6,685	2,101
	21,750	21,777
Add: Executive compensation and management fees	-	418
Other	-	171
EBITDA and Adjusted EBITDA	21,750	22,366

(1) The results of operations for the twelve month period ended December 31, 2005 is comprised of the unaudited pre-acquisition results of the Business for the nine month period ended September 30, 2005 combined with the audited results of the Fund for the three month period ended December 31, 2005.

Amortization expense increased in the year ended December 31, 2006 mainly due to the amortization of intangible assets amounting to $6.1 million and amortization of assets acquired during the year. The intangible assets were acquired as part of the acquisition of the Business as part of the IPO process.

Income tax expense was recorded at an effective rate of 36.15% for the nine months ended September 30, 2005. The Fund is taxed as a "mutual fund trust" for income tax purposes. Pursuant to the Declaration of Trust, the trustees of the Fund (the "Trustees") intend to distribute or designate all taxable income earned by the Fund to unitholders of the Fund and to deduct such distributions and designations for income tax purposes. Therefore, there was no income tax provision for the three month period ended December 31, 2005 and the year ended December 31, 2006.

DISTRIBUTABLE CASH AND DISTRIBUTIONS

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees. The policy allows the Fund to make monthly distributions to its unitholders based on its estimate of distributable cash for the year. The Fund makes monthly cash distributions to the unitholders of record on the last day of each month, payable on or about the 15th day of the following month.

Distributable cash and payout ratio are terms that are used on occasion in this MD&A that are non-GAAP measures and do not have standardized meanings prescribed by GAAP. Therefore, distributable cash and payout ratio may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures".

The Fund reviews its historical and expected results on a regular basis which also includes consideration of economic conditions in order to assess the appropriateness of its distribution policy. The Fund strives to achieve a sustainable and attractive level of distributions for its unitholders.

Based on this review, and the financial performance of the Fund, the following table summarizes the cash distributions for the year ended December 31, 2006:

		Units		Exchangeable LP Units		Total		
		($ thousands except per Unit amounts)						
Record date	Date distribution paid/payable	Declared $	Paid $	Declared $	Paid $	Declared $	Per Unit $	Paid $
Regular Distributions								
January 31, 2006	February 15, 2006	755	755	187	187	942	0.0810	942
February 28, 2006	March 15, 2006	755	755	187	187	942	0.0810	942
March 31, 2006	April 17, 2006	755	755	187	187	942	0.0810	942
April 30, 2006	May 15, 2006	869	869	216	216	1,085	0.0932	1,085
May 31, 2006	June 15, 2006	869	869	216	216	1,085	0.0932	1,085
June 30, 2006	July 17, 2006	869	869	216	216	1,085	0.0932	1,085
July 31, 2006	August 15, 2006	877	877	218	218	1,095	0.0941	1,095
August 31, 2006	September 15, 2006	877	877	218	218	1,095	0.0941	1,095
September 30, 2006	October 16, 2006	877	877	218	218	1,095	0.0941	1,095
October 31, 2006	November 15, 2006	908	908	226	226	1,134	0.0974	1,134
November 30, 2006	December 15, 2006	908	908	226	226	1,134	0.0974	1,134
December 31, 2006	January 15, 2007	908	-	226	-	1,134	0.0974	-
Special Distributions								
December 29, 2006	March 15, 2007	2,611	-	648	-	3,259	0.2800	-
		12,838	9,319	3,189	2,315	16,027	1.3771	11,634

Distributions are paid on Units and Exchangeable LP Units. As of February13, 2007 the following Units and Exchangeable LP Units were outstanding:

Units outstanding	9,293,923
Units held by the Fund for long-term incentive plan	30,277
Total Units	9,324,200
Exchangeable LP Units [(1)]	2,316,442
	11,640,642

[(1)] Each Exchangeable LP Unit has one Special Voting Unit attached thereto.

During the first quarter 2006, the Fund made regular distributions of $0.243 per Unit in total ($0.081 per Unit), consistent with the monthly distributions contemplated in the Fund's IPO prospectus of $0.081 per Unit. During the second quarter of 2006, the Fund announced two consecutive increases to its regular monthly distributions raising the monthly amount from $0.081 per Unit to $0.0941 per Unit, a 16.2% increase on a cumulative basis. On October 17, 2006, a third increase to monthly distributions was announced by the Fund. Monthly distributions increased from $0.0941 per Unit to $0.0974 per Unit. The increase was effective for the fourth quarter 2006 distributions of which the first distribution was paid on October 15, 2006, to unitholders of record on September 30, 2006.

In 2005, the Fund declared a special cash distribution of $0.334 per Unit and a special non-cash distribution in the form of Units with a value of $0.065 per Unit. The special distributions were paid on March 31, 2006 to unitholders of record on December 31, 2005. The Units distributed as part of the special non-cash distribution were distributed on a pro rata basis and were included in unitholders' income for the 2005 calendar year. Immediately after the pro rata distribution of Units, the number of outstanding Units were consolidated, such that each unitholder, following the consolidation, held the same number of Units as before the non-cash distribution, and there was no change in the total number of Units outstanding.

On December 8, 2006, before the finalization of its aggregate taxable income for the fiscal year ended December 31, 2006, the Fund announced, in addition to its regular monthly distribution for December, a special cash distribution of $0.2100 per Unit payable on March 15, 2007 to Unitholders of record on December 29, 2006. Subsequent to the year end, the Fund determined that the estimated special cash distribution announced on December 8, 2006 will increase to $0.2800 per Unit.

Distributable Cash per Unit (Fund Units and Exchangeable LP Units)

($ thousands except per Unit amounts)

	Three months ended December 31, 2005	**Three months ended December 31, 2006**	**Twelve months ended December 31, 2006**
Earnings before interest, taxes, depreciation and amortization and non-controlling interest	9369	7,932	21,750
Less: Net interest paid	16	2	63
Less: Maintenance capital expenditures [(1)]	220	297	336
Less: Purchase of units held for long-term incentive plan	-	-	512
Distributable cash	9133	7,633	20,839
Distributable cash per Unit [(2)]	0.785	0.656	1.790
Cash distributions declared	6766	6,661	16,027
Cash distributions declared per Unit [(2)]	0.581	0.572	1.377
Payout ratio cash distributions	74%	87%	77%

[(1)] See "Liquidity and Capital Resources-Capital Expenditures" for a summary of amounts included and explanation of each
[(2)] Calculated based on 11,640,642 units outstanding

It is the Fund's policy to review the monthly distribution on a periodic basis and to maintain a payout ratio in the range of 80%-90%. The payout ratios, or cash distributions declared expressed as a percent of distributable cash, were 74%, 87% and 77% for the three month periods ended December 31, 2005 and 2006 and the twelve month period ended December 31, 2006, respectively. The excess of distributable cash over cash distributions to unitholders was retained to fund acquisitions of capital assets and reduce existing debt.

In addition to the reconciliation of earnings before interest, taxes, depreciation and amortization and non-controlling interest to distributable cash as outlined above, the following table provides a reconciliation of cash flow from operating activities to distributable cash for the three and twelve month periods ended December 31, 2006:

Reconciliation of Distributable Cash to Cash from Operating Activities

($ thousands)

	Three months ended December 31, 2005	Three months ended December 31, 2006	Twelve months ended December 31, 2006
Cash from operating activities	11,548	4,069	14,693
Adjusted for non-cash items			
Less: (Gain)/loss on disposal of assets [1]	-	(4)	64
Less: Net change in non-cash working capital [2]	2,579	(3,255)	(3,645)
Maintenance capital expenditures [3]	(220)	(297)	(336)
Distributions paid to non-controlling interest [4]	384	670	3,277
Long-term incentive plan expense	-	(68)	(376)
Distributable cash	**9,133**	**7,625**	**20,839**

(1) Loss on disposal of assets effectively increases the cost of maintenance capital expenditures, while proceeds on disposal of assets effectively decrease such expenditures. Therefore losses are considered non-distributable to unitholders and proceeds considered distributable.

(2) Net change in non-cash working capital is not included in the calculation of distributable cash. Working capital investments are funded through a combination of cash flow not distributed and the Credit Facilities (see "Liquidity and Capital Resources")

(3) See "Liquidity and Capital Resources-Capital Expenditures" for a summary of amounts included and explanation of each

(4) Distributable cash is calculated on a fully diluted basis however distributions paid to the non-controlling interest are deducted from cash from operations in the statement of cash flows.

LIQUIDITY AND CAPITAL RESOURCES

For year ended December 31, 2006, the Fund has utilized cash from operations and funds under ATS Andlauer LP's credit facilities to maintain existing capacity. The following table provides an overview of cash flows for the year ended December 31, 2006:

	Twelve months ended December 31, 2006
	($ thousands) (audited)
Net inflow (outflow) of cash related to:	
Operating activities	14,693
Investing activities	(842)
Financing activities	(13,850)
Increase in cash resources	1

Cash from Operating Activities

Cash from operating activities was $14.7 million for the year ended December 31, 2006. Operating income, adjusted for non-cash amortization, units purchased on behalf of the long-term incentive plan and associated compensation expense and distributions paid in excess of non-controlling interest, contributed $18.3 million. Non-cash working capital decreased by $3.6 million.

Cash Used for Investing Activities

Cash used for investing activities related to the purchase and sale of capital assets, including the purchase of in-line cameras, forklifts and a power generator which amounted to $1.0 million. See "Capital Expenditures" below for a discussion.

Cash from Financing Activities

Cash outflow from financing activities was $13.8 million for the year ended December 31, 2006 and consisted of the net repayment of $0.6 million relating to the Credit Facility, as described below, during the period and $0.1 million related to additional deferred financing costs. Distributions totaling $13.2 million were paid on Fund Units during the period which included $3.9 million relating to distributions declared and payable at the end of fiscal 2005 and $9.3 million relating to distributions declared in 2006.

Credit Facilities

At the time of its IPO, ATS Andlauer LP established credit facilities with a Canadian chartered bank. These credit facilities consist of a three year committed $15.0 million revolving credit facility to finance general operating requirements, as well as a three year committed $4.0 million revolving credit facility to finance leases of operating assets, (collectively the "Credit Facility"). Security for the Credit Facility includes a first security interest on substantially all of the assets of the Fund and its subsidiaries, including accounts receivable. Interest on the Credit Facility varies, depending on certain financial ratios, between the lender's Canadian prime rate plus 0% and 0.75% and between the bankers' acceptance rate plus 1.5% and 2.25%. The Credit Facility is subject to customary terms and conditions, including limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and does not require principal repayment until the end of the term. The terms of the Credit Facility are subject to change from time to time. The Credit Facility may in certain circumstances restrict the ability of ATS Andlauer LP to pay distributions to the holders of its units, including the Fund, and of the Fund to pay distributions to unitholders if the payment would result in a default under the Credit Facility. Under the terms of the Credit Facility, the Fund is required, amongst other conditions, to meet certain covenants, with which the Fund was in compliance as at December 31, 2006.

As of December 31, 2006, the Fund has borrowed $3.4 million at an effective rate of 6.0% under the $15.0 million three year committed revolving credit facility.

Management believes that the credit facilities are sufficient to meet the Fund's working capital requirements.

Capital Expenditures

During the twelve month period ended December 31, 2006, ATS Andlauer LP incurred minimal capital expenditures which is consistent with historical levels and is a direct result of the strategic business decision to lease rather than own equipment and facilities. ATS Andlauer LP estimated to spend approximately $0.8 million in capital expenditures in fiscal 2006 of which approximately $0.4 million was estimated to be maintenance capital. As at December 31, 2006 the Fund has spent approximately $1.0 million in capital expenditures of which $0.5 was related to maintenance capital expenditures. Future capital expenditures (other than acquisitions) will be funded from cash flow generated from operations and lease financing.

ATS Andlauer LP considers maintenance and refurbishment of existing facilities and trucks, and cash proceeds on disposal of capital assets as maintenance capital expenditures and appropriately deducts these amounts from distributable cash. Growth capital expenditures were not included in the calculation of distributable cash and were funded with operating cash flow not distributed and are considered to be expenditures undertaken to promote business expansion, primarily consisting of acquisitions and terminal development.

The following table provides a summary of maintenance capital expenditures deducted from distributable cash for the three and twelve month periods ended December 31, 2006:

	Three months ended December 31, 2005	Three months ended December 31, 2006	Twelve months ended December 31, 2006
Total capital expenditures	506	763	986
Growth capital expenditures (not deducted from distributable cash)	(275)	(446)	(506)
Maintenance capital expenditures	231	317	480
Cash proceeds on disposal of capital assets	(11)	(20)	(144)
Maintenance capital expenditures deducted from distributable cash	**220**	**297**	**336**

SUMMARY OF CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2006, the Fund did not have any off-balance sheet arrangements other than those contractual obligations of ATS Andlauer LP disclosed below:

				Payments ($ thousands)			
	Total	**2007**	**2008**	**2009**	**2010**	**2011**	**Thereafter**
Premise leases [1][2]	50,553	7,494	6,978	6,567	6,222	5,991	17,301
Equipment leases [1][3]	19,916	5,686	5,226	3,843	2,444	1,885	832
Total [4]	70,469	13,180	12,204	10,410	8,666	7,876	18,133

Notes:
[1] Payments for operating leases are deducted from cash flow from operating activities.
[2] Premise leases include minimum lease payment obligations associated with leases for office and terminal space.
[3] Equipment leases include minimum lease payment obligations associated with leases for trucks and trailers required for the transportation of freight.
[4] Purchase arrangements made in the ordinary course of business have been excluded as they are discretionary.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties include ATS Andlauer LP's purchase of the Business of the Vendor, a company controlled by the President and Chief Executive Officer of the GP. In addition, the Exchangeable LP Units that were issued as part of the IPO, and included in Note 7 of the financial statements, are held by the Vendor.

Consistent with historical practice, the Fund entered into transactions during the year with related parties that were incurred in the normal course of business at terms similar with unrelated parties. These transactions are accounted for at their exchange amount and are expected to continue at similar amounts in the future.

Included in the financial statements are the following transactions and balances as at and for the three and twelve month periods ended December 31, 2006 with companies controlled directly or indirectly by the President and Chief Executive Officer, his spouse or a fund trustee:

	Three months ended December 31, 2005	Three months ended December 31, 2006	Twelve months ended December 31, 2006
		($ thousands)	
Revenue			
Transportation services	$ 1,899	$ 2,047	$ 7,617
Cost of goods sold			
Transportation services	1,680	1,686	6,596
Contract labour services	2,204	1,677	5,564
Expenses (recovery)			
Facility and equipment rent	380	193	713
Facility rent	(262)	(32)	18
Shared services	(234)	(159)	(594)
Payment Incentive	41	42	136
Accounts receivable	1,353	1,373	1,373
Accounts payable and accrued liabilities	1,579	885	885

LONG TERM INCENTIVE PLAN

For the year ended December 31, 2006 the distributable cash flow per Unit exceeded the base distributable threshold by $0.30 per Unit. In February 2007, the Compensation Committee granted $551 of incentives to be paid in the form of Units, under the Plan. This amount will be recognized as compensation expense over the two year vesting period.

In March 2006, the Compensation Committee granted $512 of incentives, to be paid in the form of Units, under the Plan in relation to the Plan award for fiscal 2005. In accordance with the Plan, 45,416 Units were purchased on behalf of Plan participants. As at December 31, 2006, 30,277 Units are held in trust by the Fund and have not vested to Plan participants, of which 15, 139 Units will vest on March 8, 2007 and will be transferred to Plan participants. A compensation expense is recorded over the vesting period and, accordingly, approximately $376 has been recorded as a compensation expense the year ended December 31, 2006.

SUBSEQUENT EVENTS

In a press release dated January 15, 2007, the Fund announced that it had filed with Toronto Stock Exchange (the "TSX") and received approval to repurchase, through the facilities of the TSX for cancellation, up to 871,436 of its outstanding Units, representing approximately 10% of the "public float" of the Units outstanding on January 15, 2007, calculated in accordance with the rules of the TSX. As at the date of this MD&A, the Fund has made no repurchases of Units under the normal course issuer bid.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing its financial statements and accounting for the underlying transactions and balances, the Fund has applied the accounting policies as disclosed in the notes to the financial statements of the Fund. Preparation of the Fund's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The Fund evaluates estimates and judgments on an ongoing basis including those related to the determination of reserves for the allowance for doubtful accounts, amortization expense, and evaluation of contingent liabilities. Estimates are based on historical experience and various other factors believed to be reasonable under the circumstances. The more significant accounting estimates are as follows:

Revenue Recognition

Revenue is recognized upon delivery of shipments. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for certain discounts and billing corrections. Delivery costs are accrued for as incurred.

Accounts Receivable Valuation

ATS Andlauer LP records a valuation allowance covering its accounts receivable. The allowance is composed of both a provision for revenue adjustments as well as potential future bad debts. Revenue adjustments represent revisions to rates previously invoiced to customers. The provision for revenue adjustments is established by Management based on both actual adjustments and a formula based on past rate adjustment experience as a percentage of gross revenue. ATS Andlauer LP also performs ongoing credit evaluations of its customers' financial condition with the objective of assessing the likelihood that accounts receivable may not be collectible from customers due to credit risk. Potential credit risk can arise through industry conditions but it is Management's opinion that the risk is low. A valuation allowance of $0.7 million was recorded at December 31, 2006.

Capital Assets and Amortization

Capital assets of ATS Andlauer LP are recorded at acquisition cost. Amortization is provided as follows:

Computer equipment	30% declining balance
Furniture	20% declining balance
Leasehold improvements	term of the lease or 60 months for open-end leases
Pickup and delivery equipment	20% declining balance

Allocation of Purchase Price

The allocation of fair value of tangible and intangible assets acquired on the acquisition of the Business and the related amortization periods are dependent on judgements and assumptions which may vary from actual results.

Stock-based Compensation

The Fund has a long-term incentive plan (the "Plan") for certain of the executive officers and senior management of the GP. The Fund uses the fair value based method of accounting for stock-based compensation. Under the Plan, Units purchased on the open market on behalf of the Plan participants are recorded at cost as a reduction of Unitholders' equity.

The Fund records a compensation expense over the vesting period based on the Units' fair value at the time of granting. Where the fair value of the Units at the time of granting is greater than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as contributed surplus. Where the fair value of the Units at the time of grant is lower than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as a reduction to retained earnings.

For the year ended December 31, 2006, $0.4 million of compensation expense was recorded based on awards granted under the Plan during March 2006.

Financial Instruments

ATS Andlauer LP's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities and are shown at fair value. It is Management's opinion that ATS Andlauer LP is not exposed to significant interest rate or currency risks. Financial instruments that potentially subject ATS Andlauer LP to concentrations of credit risk consist principally of accounts receivable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations —Critical Accounting Estimates— Accounts receivable valuation".

FINANCIAL DISCLOSURE

Information Disclosure Controls and Procedures

Disclosure controls and procedures within the Fund and the GP are designed to provide reasonable assurance that appropriate and timely decisions are made regarding public disclosure. This is accomplished through the establishment of systems that identify and communicate relevant information to persons responsible for preparing public disclosure items, in accordance with the Disclosure Policy adopted jointly by the Trustees of the Fund and the Directors of the GP.

An evaluation of the effectiveness of the Fund's and the GP's disclosure controls and procedures, as defined under the rules of the Canadian Securities Administrators, was conducted at December 31, 2006 by management, including the Chief Executive Officer of the GP and the Chief Financial Officer of the GP. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the disclosure controls and procedures of the Fund and the GP are effective.
Lastly, this MD&A was reviewed by the Disclosure Officers of the Fund (individuals authorized to communicate with the public about information concerning the Fund), the Audit and Governance Committee and the Board of Directors of the GP and the Board of Trustees of the Fund, all of whom approved it prior to its publication

Internal Controls over Financial Reporting

During 2006, the Fund began its documentation and assessment of internal controls over financial reporting, leading to the regulatory certification of its annual filings. The Fund has documented and assessed the design of the internal controls in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. This undertaking has enabled the Chief Executive Officer and Chief Financial Officer to attest that internal controls over financial reporting are designed to provide reasonable assurance that its financial reporting is reliable and that the Fund's consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

During the year ended December 31, 2006, no changes to internal controls over financial reporting had or are reasonably likely to materially affect internal controls over financial reporting.

RISK FACTORS

General Economic Conditions

The price of fuel, equipment, and other input costs, insurance costs, interest rates, fluctuations in customers' business cycles and national and regional economic conditions are economic factors over which the Fund has little or no control. Demand for transportation services is closely linked to the state of the overall economy. Consequently, a decline in general economic growth may adversely impact the Fund's performance.

Reliance on Major Customers; Contract Renewals

A significant proportion of ATS Andlauer LP's customers are under contract, with most of those contracts being able to be terminated on short notice. In addition, most of ATS Andlauer LP's customer contracts are subject to renewal annually. There can be no assurance that current customers will continue their relationships with ATS Andlauer LP or that contracts that come up for renewal will be renewed or, if they are renewed, that customers will contract for the same volume amounts to be transported or that they will pay the same rates and surcharges as they have in the past.

Use of Third Party Transportation Providers

As an air freight forwarder, ATS Andlauer LP purchases air cargo capacity from aircraft operators. Changes in the availability or price for air cargo could have a material adverse effect on ATS Andlauer LP's operations and financial condition thereby reducing cash available for distribution to unitholders. ATS Andlauer LP routinely purchases linehaul services from truckload carriers. Changes in the availability or price of such services could have a material adverse effect on ATS Andlauer LP's operations and financial condition thereby reducing cash available for distribution to unitholders.

Dependence on Personnel

The failure to attract and retain a sufficient number of qualified drivers and owner-operators could also have a material adverse effect on the profitability of the ATS Andlauer LP. Any shortage of qualified drivers and/or owner-operators may result in the inability of ATS Andlauer LP to accept new customers or the inability of ATS Andlauer LP to meet existing customer obligations. It would be expected to result in an escalation of compensation levels for drivers/owner-operators and other hourly paid employees, which ATS Andlauer LP may mot be successful in offsetting through transportation rate increases.

Any of the foregoing could result in a material adverse affect on ATS Andlauer LP resulting in a reduction in cash available for distribution to Unitholders.

Information Technology

ATS Andlauer LP has made significant investments in information technology and relies on its information systems to support its business model. In the event that irreparable damage was caused to ATS Andlauer LP's information systems and databases or the information contained in its information systems was lost, ATS Andlauer LP's operational ability would be impaired and its ability to provide service to its customers compromised. In such event, ATS Andlauer LP's financial condition, results of operation, and the amount of cash available for distribution to unitholders could be materially adversely affected.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Annual Information Form of the Fund, dated March 23, 2006 available at www.sedar.com

OUTLOOK

2006 yielded a solid operational performance for the Fund. While revenue growth was 2% and EBITDA slightly underperformed 2005, the Fund increased its monthly distributions by approximately 20%, while maintaining an approximate 80% payout ratio, as compared to distributions made immediately following the IPO in September 2005 to its unitholders. The Fund remains conservatively financed with a debt-to-equity ratio of 0.19:1 and $14.8 million of working capital. In addition, the Fund has a $15.0 million credit facility, of which minimal amounts had been utilized as at December 31, 2006. This provides the Fund with a high degree of flexibility and should allow it to meet ongoing requirements for capital expenditures, working capital and distributions over the next 12 months.

The Fund expects to continue to achieve organic growth with the existing customer base and obtain new customers due to its competitive position in the healthcare industry, in particular its ability to offer temperature management services.

In addition, the Fund will continue to explore opportunities to acquire complementary or competing businesses, within the limits set by the proposed tax legislation. The Fund will be moving its Toronto operations to a new state of the art facility in mid 2007. Along with new terminals in Montreal (2005) and Vancouver (2006), the Fund will be poised to handle additional capacity resulting from acquisitions and organic growth.

DEFINITION OF EBITDA, ADJUSTED EBITDA, DISTRIBUTABLE CASH AND NON-GAAP MEASURES

References in this MD&A to:

"**EBITDA**" are to net income before provision for interest, income taxes, depreciation and amortization and non-controlling interest. Management believes that in addition to net income or loss, EBITDA is a useful supplemental measure of cash available for distribution before debt service, changes in working capital, maintenance capital expenditures and taxes.

"**Adjusted EBITDA**" are to EBITDA adjusted for certain non-recurring items that Management believes facilitate the comparison of historical periods. Non-recurring items are transactions or events that Management believes are unusual in the context of a publicly-traded issuer in the transportation services industry and are not expected to reoccur within the foreseeable future and include management salaries and fees (paid to owner-managers and related parties) and other non-recurring items.

"**Distributable cash**" are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund described in the prospectus. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance and Management believes that prospective investors may consider the cash distributed by the Fund relative to the price of the Units when assessing an investment in Units. The Fund's method of determining distributable cash is derived from EBITDA, which in turn is derived from net income, a measure recognized under GAAP and is also reconciled to cash from operating activities. See "Distributable Cash and Distributions" for a reconciliation of Distributable cash to cash from operating activities before net changes in non-cash working capital.

"**Gross margin**" is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by Management as it reflects the ability of the Business to generate earnings necessary to fund overhead costs, capital investment and distributions. It is calculated by deducting cost of goods sold from revenue.

"**Payout ratio**" is a non-GAAP measure that represents a comparison of distributions declared to distributable cash. Management believes that the payout ratio is an indicator of the Fund's conservatism and its ability to continue to make distributions to unitholders at current rates.

EBITDA, Adjusted EBITDA, Distributable cash, Gross margin and Payout ratio are measures that are not recognized by generally accepted accounting principles in Canada ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Adjusted EBITDA, Distributable Cash, Gross margin and Payout ratio may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA, Adjusted EBITDA and Distributable Cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Fund's performance.

ADDITIONAL INFORMATION

Additional information relative to the Fund including the Fund's Annual Information Form, may be found on SEDAR at www.sedar.com

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Michael Andlauer, ***President and Chief Executive Officer of ATS Andlauer Transportation Services GP Inc.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***ATS Andlauer Income Fund*** for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused he issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 13, 2007

"Mike Andlauer"
Michael Andlauer
President and Chief Executive Officer

File No
82-34967

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Brian Mascarenhas, ***Vice President and Chief Financial Officer of ATS Andlauer Transportation Services GP Inc.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***ATS Andlauer Income Fund*** for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 13, 2007

"Brian Mascarenhas"
Brian Mascarenhas
Vice President and Chief Financial Officer

File No
82-34967

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: _ATS ANDLAUER INCOME FUND

Fiscal year end date used to calculate capitalization: _____December 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) _11,640,642	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) __11.7150_	
Market value of class or series	(i) X (ii) =	(A) _136,370,121
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) __N/A__

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) ____N/A__
(Repeat for each class or series of securities)		(D) ___N/A___

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	_136,370,121

Participation Fee $6,700.00

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \times \text{Number of entire months remaining in the issuer's fiscal year}}{12} = \text{N/A}$$

Late Fee, if applicable

(As determined under section 2.5 of the Rule) N/A

File No. 82-34967

CERTIFICATE

TO: **The Securities Commission or other Securities Regulatory Authority in each of the Provinces and Territories of Canada**

RE: **Annual Undertaking Pursuant to National Policy 41-201 "Income Trusts and Other Indirect Offerings"**

ATS Andlauer Transportation Services GP Inc., in its capacity as the administrator of ATS Andlauer Income Fund (the "**Trust**"), hereby certifies for and on behalf of the Trust that the Trust has complied with the undertaking dated September 22, 2005 given by the Trust in relation to the offering of trust units by way of a long form initial public offering prospectus of the Trust dated September 22, 2005.

DATED as of February 13, 2007.

ATS ANDLAUER INCOME FUND,
by its administrator,
ATS Andlauer Transportation Services GP Inc.

By: *"Brian Mascarenhas"*
Brian Mascarenhas
Vice-President, Finance and Chief Financial Officer

END